UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Green Plains Renewable Energy, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

393222104

(CUSIP Number)

Robert L. Verigan

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393222104

(1)	Names of reporting persons NTR plc
(2)

Check the appropriate box if a member of a group

(a) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check.  ☐

(b) If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check.  ☒

(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Ireland
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 577,653
	(9)	Sole dispositive power
	(10)	Shared dispositive power 577,653
(11)	Aggregate amount beneficially owned by each reporting person 577,653
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)

Percent of class represented by amount in Row (11)

2.0%

(Calculation is based upon 29,213,611 shares outstanding as of March 9, 2012 after completion of the Repurchase described herein, as disclosed in the Issuer’s prospectus supplement filed with the Commission on March 1, 2012.)

(14)	Type of reporting person (see instructions) CO, HC

CUSIP No. 393222104

(1)	Names of reporting persons Greenstar North America Holdings, Inc.
(2)

Check the appropriate box if a member of a group

(a) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check.  ☐

(b) If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check.  ☒

(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 577,653
	(9)	Sole dispositive power
	(10)	Shared dispositive power 577,653
(11)	Aggregate amount beneficially owned by each reporting person 577,653
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)

Percent of class represented by amount in Row (11)

2.0%

(Calculation is based upon 29,213,611 shares outstanding as of March 9, 2012 after completion of the Repurchase described herein, as disclosed in the Issuer’s prospectus supplement filed with the Commission on March 1, 2012.)

(14)	Type of reporting person (see instructions) CO, HC

CUSIP No. 393222104

(1)	Names of reporting persons Greenstar Investments LLC
(2)

Check the appropriate box if a member of a group

(a) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check.  ☐

(b) If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check.  ☒

(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 577,653
	(9)	Sole dispositive power
	(10)	Shared dispositive power 577,653
(11)	Aggregate amount beneficially owned by each reporting person 577,653
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)

Percent of class represented by amount in Row (11)

2.0%

(Calculation is based upon 29,213,611 shares outstanding as of March 9, 2012 after completion of the Repurchase described herein, as disclosed in the Issuer’s prospectus supplement filed with the Commission on March 1, 2012.)

(14)	Type of reporting person (see instructions) OO, HC

This Amendment No. 6 to Schedule 13D/A (this “Amendment No. 6”) is being filed pursuant to Rule 13d-2(a) to amend and supplement (i) the Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission (“SEC”) on October 27, 2008 (the “initial Schedule 13D”), (ii) Amendment No. 1 to Schedule 13D filed by certain of the Reporting Persons with the SEC on November 4, 2008 (“Amendment No. 1”), (iii) Amendment No. 2 to Schedule 13D filed by certain of the Reporting Persons with the SEC on February 17, 2010 (“Amendment No. 2”), (iv) Amendment No. 3 to Schedule 13D filed by certain of the Reporting Persons with the SEC on March 23, 2010 (“Amendment No. 3”), (v) Amendment No. 4 to Schedule 13D filed by certain of the Reporting Persons with the SEC on June 4, 2010 (“Amendment No. 4”), and (vi) Amendment No. 5 to Schedule 13D filed by certain of the Reporting Persons with the SEC on September 21, 2011 (collectively with the foregoing, this “Schedule 13D/A”). Excluded Items are either inapplicable or remain unchanged. Capitalized terms used and not otherwise defined in this Amendment No. 6 have the meanings given them in the initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, as applicable.

Item 1. Security and Issuer

Common stock, par value $0.001 per share, of the Issuer (“Common Stock”). The Issuer’s principal executive offices are located at 450 Regency Parkway, Ste. 400, Omaha, Nebraska 68114.

Item 2. Identity and Background

This Amendment No. 6 is being filed on behalf of each of the following reporting persons (collectively, the “Reporting Persons”):

NTR plc, a public limited company registered in Ireland (“NTR”), which has its principal office address at Burton Court, Burton Hall Drive, Sandyford, Dublin 18, Ireland. NTR is a leading international developer and operator of renewable energy and sustainable waste management projects.

Greenstar North America Holdings, Inc., a Delaware corporation (“GSNA”), which has its principal office address at 3411 Richmond Avenue, Suite 700 Houston TX 77046. GSNA is a holding company and a wholly owned subsidiary of NTR.

Greenstar Investments LLC, a Delaware limited liability company (“Greenstar Investments”), which has its principal office address as c/o NTR plc, Burton Court, Burton Hall Drive, Sandyford, Dublin 18, Ireland. Greenstar Investments is a holding company and a wholly owned subsidiary of GSNA.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to an Assignment and Assumption Agreement, dated as of February 16, 2012, GSNA transferred a total of 7,727,653 shares of Common Stock (the “Shares”) to Greenstar Investments (the “Transfer”). No cash was exchanged between the parties in connection with the transfer. GSNA and Greenstar Investments are each wholly owned direct or indirect subsidiaries of NTR, which remains the indirect beneficial owner of all such Shares.

Item 4. Purpose of Transaction.

Greenstar Investments acquired the Shares on February 16, 2012 in connection with an internal reorganization undertaken by GSNA.

Following the Transfer, Greenstar Investments (i) sold 3,450,000 of the Shares on March 6, 2012 at a price to Greenstar Investments of $10.06 per share (the “Secondary Offering”) pursuant to the Underwriting Agreement, dated as of March 1, 2012 (the “Underwriting Agreement”), among the Issuer, Jefferies & Company, Inc. and Greenstar Investments, and (ii) sold 3,700,000 shares of Common Stock to the Issuer on March 9, 2012 at a price of

$10.06 per share (the “Repurchase” and, together with the Transfer and Secondary Offering, the “Transactions”) pursuant to the Stock Repurchase Agreement, dated as of February 29, 2012 (the “Repurchase Agreement”), among the Issuer, GSNA and Greenstar Investments.

Item 5. Interest in Securities of the Issuer

The Reporting Persons beneficially own 577,653 shares of Common Stock, or approximately 2.0% of the Issuer’s outstanding Common Stock. Greenstar Investments, GSNA, by virtue of its ownership of Greenstar Investments, and NTR, by virtue of its ownership of GSNA, each have shared power to vote and dispose of the Shares.

The description of the Transactions contained in Item 4 is incorporated herein by reference. Following the completion of the Repurchase on March 9, 2012, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Underwriting Agreement, NTR executed a lock-up agreement pursuant to which it agreed, subject to specified exceptions, not to directly or indirectly (i) sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any Common Stock, options or warrants to acquire Common Stock, or securities exchangeable or exercisable for or convertible into Common Stock owned either of record or beneficially, or (ii) publicly announce an intention to do any of the foregoing for a period of 45 days after March 1, 2012 without the prior written consent of Jefferies & Company, Inc. Subject to certain exceptions, this restriction terminates after the close of trading of Common Stock on the 45th day after March 1, 2012.

Pursuant to the Repurchase Agreement, Greenstar Investments sold 3.7 million shares of Common Stock to the Issuer at a price of $10.06 per share on March 9, 2012 (the “Repurchase Closing Date”). On the Repurchase Closing Date, the Issuer paid $10,060,000 of the aggregate purchase price in cash, in respect of 1 million shares of Common Stock, and delivered to Greenstar Investments a promissory note with an aggregate principal amount of $27,162,000 (the “Note”) in respect of 2.7 million shares of Common Stock. The Note bears interest at 5.0% per annum. Pursuant to an Assignment and Pledge of Stock and LLC Interest, dated as of March 9, 2012, between Greenstar Investments and the Issuer, the Issuer’s obligations under the Note are secured by 2.7 million shares of Common Stock (the “Collateral Shares”) and by the Issuer’s interest in Green Plains Shenandoah LLC. The Reporting Persons are not deemed to be the beneficial owners of the Collateral Shares.

Item 7. Material to Be Filed as Exhibits

Exhibits (a) – (m) and (o) – (s) listed below have been previously filed as exhibits (as indicated below) and are incorporated by reference in this Schedule 13D/A by reference thereto. Exhibits (n) and (t)—(x) are filed herewith or incorporated herein by reference.

(a)*	Agreement and Plan of Merger dated May 7, 2008, by and among Green Plains Renewable Energy, Inc., Green Plains Merger Sub, Inc., and VBV LLC

(b)*	Stock Purchase Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC

(c)*	Shareholders’ Agreement dated October 15, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited, Bioverda US Holdings LLC and Wayne Hoovestol

(d)*	Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC

(e)*	Put and Call Agreement (VBV) dated April 1, 2008 by and among Bioverda International, Bioverda US Holdings LLC and Wilon Holdings S.A.

(f)*	Notice of exercise of Put Option (VBV) dated October 1, 2008, as amended effective October 15, 2008

(g)*	Put and Call Agreement (GPRE) dated April 1, 2008 by and among Bioverda International, Bioverda US Holdings LLC and Wilon Holdings S.A.

(h)*	Notice of exercise of Put Option (GPRE) dated October 1, 2008, as amended effective October 15, 2008

(i)*	Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc. and Wilon Holdings S.A.

(j)*	Lock-Up and Voting Agreement dated May 7, 2008 by and between Wayne Hoovestol and VBV LLC

(k)*	Joint Filing Agreement, dated October 27, 2008, among NTR plc, Bioverda International Holdings Limited and Bioverda US Holdings LLC

(l)*	Amendment No. 1 to Joint Filing Agreement, dated February 16, 2010, among NTR plc, NTR US Biosystems Holdings Limited and Greenstar North America Holdings, Inc.

(m)*	Form of Amendment No. 2 to Joint Filing Agreement among NTR plc, NTR US Biosystems Holdings Limited and Greenstar North America Holdings, Inc.

(n)	Amendment No. 3 to Joint Filing Agreement, dated March 13, 2012, among NTR plc, Greenstar North America Holdings, Inc. and Greenstar Investments LLC

(o)*	Assignment and Assumption Agreement dated February 12, 2010 between NTR US Biosystems Holdings Limited and Greenstar North American Holdings, Inc.

(p)*	Assignment and Assumption Agreement dated May 25, 2010 between NTR US Biosystems Holdings Limited and Greenstar North American Holdings Inc.

(q)*	Stock Repurchase Agreement, dated September 9, 2011 between Green Plains Renewable Energy, Inc. and Greenstar North American Holdings, Inc.

(r)*	Promissory Note, dated September 16, 2011

(s)*	Assignment and Pledge of Stock, dated September 16, 2011, between Green Plains Renewable Energy, Inc. and Greenstar North American Holdings, Inc.

(t)	Assignment and Assumption Agreement, dated as of February 16, 2012, between Greenstar North America Holdings, Inc. and Greenstar Investments LLC

(u)	Underwriting Agreement, dated as of March 1, 2012, among Green Plains Renewable Energy, Inc., Jefferies & Company, Inc. and Greenstar Investments LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed on March 2, 2012)

(v)	Stock Repurchase Agreement, dated as of February 29, 2012, among Green Plains Renewable Energy, Inc., Greenstar North America Holdings, Inc. and Greenstar Investments LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on March 2, 2012)

(w)	Promissory Note, dated March 9, 2012

(x)	Assignment and Pledge of Stock and LLC Interest, dated as of March 9, 2012, between Greenstar Investments and Green Plains Renewable Energy, Inc.

* Previously filed

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2012
Date
NTR plc Greenstar North America Holdings, Inc. Greenstar Investments LLC /s/ Caroline Bergin
Signature
Authorized Signatory
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)